FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1                Name and Address of Company

Integra Resources Corp. (“Integra” or the “Company”) 1050 – 400 Burrard Street

Vancouver, British Columbia Canada V6C 3A6

Item 2               Date of Material Changes

November 14, 2019 and November 15, 2019

Item 3               News Releases

Integra disseminated news releases in respect of the material changes referred to in this report on November 14, 2019 and November 15, 2019. The news releases were subsequently filed on the Company’s SEDAR profile

Item 4               Summary of Material Changes

On November 14, 2019, Integra announced that it had entered into an agreement (the “Engagement Letter”) with Raymond James Ltd., to act as lead underwriter and sole bookrunner (the “Lead Underwriter”), on its own behalf and on behalf of a syndicate of underwriters including National Bank Financial Inc., PI Financial Corp., Echelon Wealth Partners Inc., GMP Securities L.P. and Roth Capital Partners, LLC (collectively, the “Underwriters”), pursuant to which the Underwriters agreed to purchase, for their own account or arrange for substitute purchasers, on a bought-deal basis (the “Public Offering”), approximately $15,000,000 worth of common shares in the capital of the Company (the “Common Shares”) at a price of $1.15 per Common Share (the “Issue Price”). Integra also announced a concurrent non-brokered private placement (the “Non-Brokered Offering” together with the Public Offering, the “Offerings”) of up to 5,760,236 common shares in the capital of the Company (the “Non-Brokered Common Shares”) at an issue price of $1.15 per Non-Brokered Common Share, for gross proceeds of up to approximately $6,600,000.

On November 15, 2019, Integra announced that it had entered into an amended engagement letter (the “Amended Engagement Letter”) with the Lead Underwriter, on its own behalf and on behalf of the Underwriters, pursuant to which the Underwriters agreed to purchase, for their own account or arrange for substitute purchasers, under the Public Offering, approximately $22,000,000 worth of Common Shares at the Issue Price.

Item 5               Full Description of Material Change

On November 14, 2019, Integra announced that it had entered into the Engagement Letter with the Lead Underwriter, on its own behalf and on behalf of the Underwriters, pursuant to which the Underwriters agreed to purchase, for their own account or arrange for substitute purchasers, under the Public Offering, approximately $15,000,000 worth of Common Shares at the Issue Price. Integra also announced the concurrent Non-Brokered Offering of up to 5,760,236 Non-Brokered Common Shares at an issue price of $1.15 per Non-Brokered Common Share, for gross proceeds of up to approximately $6,600,000.

On November 15, 2019, Integra announced that it had entered into the Amended Engagement Letter with the Lead Underwriter, on its own behalf and on behalf of the Underwriters, pursuant to which the Underwriters agreed to purchase, for their own account or arrange for substitute purchasers, under the Public Offering, approximately $22,000,000 worth of Common Shares at the Issue Price.

The Public Offering

The Common Shares will be offered by way of a short form prospectus to be filed in each of the provinces of Canada, with the exception of the province of Quebec, by way of a private placement in the United States, and in those jurisdictions outside of Canada and the United States which are agreed to by the Company and the Underwriters, where the Common Shares can be issued on a private placement basis, exempt from any prospectus, registration or other similar requirements.

The Company has agreed to grant the Underwriters an over-allotment option (the “Over- Allotment Option”) to purchase an additional amount of Common Shares equal to 15% of the Common Shares sold pursuant to the Public Offering (the “Additional Shares”) at the Issue Price, exercisable in whole or in part at any time for a period ending 30 days from the closing of the Public Offering. In the event the Over-Allotment Option is exercised in full, the aggregate gross proceeds of the Public Offering will be approximately $25,300,000.

The Company has agreed to pay to the Underwriters an aggregate cash fee representing: (i) 6% of the proceeds of the Public Offering (including any gross proceeds raised on exercise of the Over-Allotment Option); and (ii) 3% of the proceeds of Common Shares sold to the president’s list, which will not exceed an amount of $4,950,000 (collectively, the “Underwriters’ Fee”).

The Company intends to make an application to the TSX Venture Exchange (the “Exchange”) to list the Common Shares and the Additional Shares on the Exchange.

The Public Offering is expected to close on or about December 4, 2019 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals, including the approval of the Exchange.

The Non-Brokered Offering

Pursuant to the Non-Brokered Offering, up to 5,760,236 Non-Brokered Common Shares will be issued to Coeur Mining, Inc. on a private placement basis. The Non-Brokered Offering is expected to close on or before November 25, 2019. The Company intends to make an application to the Exchange to list the Non-Brokered Common Shares on the Exchange. The closing of the Non-Brokered Offering is subject to conditions, including approval of the Exchange.

The net proceeds from the Offerings will be used to fund exploration and pre-feasibility level study expenditures at the DeLamar Project and for general corporate purposes.

Item 6               Reliance on subsection 7.1(2) of National Instrument 51-102

N/A

Item 7               Omitted Information

N/A

Item 8               Executive Officer

Andree St-Germain, Chief Financial Officer and Corporate Secretary

Telephone (778) 873-8190

Item 9               Date of Report

November 21, 2019

This material change report contains “forward-looking information” which may include, but is not limited to, statements with respect to the activities, events or developments that the Company expects or anticipates will or may occur in the future. Forward-looking information in this material change report includes statements regarding: the conduct of, and completion of, each of the Public Offering and Non-Brokered Offering; the exercise of the Over-Allotment Option; the obtaining of Exchange approval; the listing of the Common Shares, the Additional Shares and the Non-Brokered Common Shares on the Exchange; and the intended use of proceeds from the Offerings. Such forward-looking information is often, but not always, identified by the use of words and phrases such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business. Management believes that these assumptions are reasonable. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others, risks related to completion of the Offerings, obtaining regulatory approvals for the Offerings, the speculative nature of the Company’s business, the Company’s formative stage of development and the Company’s financial position.

Forward-looking statements contained herein are made as of the date of this material change report and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information.